Filed by COMMERCIAL CAPITAL BANCORP, INC.
                  (Commission File No. 000-50126) pursuant to Rule 425 under the
                            Securities Act of 1933, as amended, and deemed filed
                                   pursuant to Rule 14a-12 of the Securities and
                                               Exchange Act of 1934, as amended.

                                Subject Company: Hawthorne Financial Corporation
                                                 (Commission File No. 000-01100)

This filing relates to a proposed merger between Commercial Capital Bancorp, Inc. and Hawthorne Financial Corporation pursuant to the terms of an Agreement and Plan of Merger, dated as of January 27, 2004.

On January 29, 2004, Commercial Capital Bancorp, Inc. and Hawthorne Financial Corporation held a conference call relating to Hawthorne's fourth quarter and full year 2003 earnings, which was also made available for replay via webcast. Set forth below is certain disclosure that must be reviewed in order to listen to a replay of the webcast. Following this disclosure is a transcript of the conference call.

                           FORWARD LOOKING INFORMATION

This transcript and statements made by CCBI's or Hawthorne's management, may contain forward-looking statements regarding CCBI and Hawthorne and the proposed merger. These statements involve certain risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors: governmental approvals of the merger may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; the stockholders of CCBI and Hawthorne may fail to provide the required approvals to consummate the merger; estimated cost savings from the merger cannot be fully realized within the expected time frame; revenues following the mergers are lower than expected; competitive pressure among depository institutions increases significantly; costs or difficulties related to the integration of the businesses of CCBI and Hawthorne are greater than expected; changes in the interest rate environment reduce interest margins; general economic conditions, either nationally or in the markets in which CCBI will be doing business, are less favorable than expected; legislation or changes in regulatory requirements adversely affect the businesses in which CCBI would be engaged or factors occur which result in a condition to the transaction not being met. CCBI and Hawthorne undertake no obligation to revise or publicly release any revision or update to these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

The content of this transcript may be deemed to be solicitation material with respect to the proposed acquisition of Hawthorne and the issuance of shares of common stock by CCBI pursuant to the merger. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. The registration statement will contain a joint proxy statement/prospectus to be distributed to the respective shareholders of CCBI and Hawthorne in connection with their vote on the merger. SHAREHOLDERS OF CCBI AND OF HAWTHORNE ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/ prospectus will be mailed to shareholders of CCBI and shareholders of Hawthorne. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by CCBI by contacting Investor Relations, Commercial Capital Bancorp, Inc., One Venture, 3rd Floor Irvine, CA 92618, telephone: 949-585-7500 or by visiting CCBI's website at www.commercialcapital.com, or from Hawthorne by contacting Investor Relations, Hawthorne Financial Corporation, 2381 Rosecrans Avenue, El Segundo, CA 90245, telephone: 310-725-5631 or by visiting Hawthorne's website at www.hawthornesavings.com.

CCBI, Hawthorne and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding CCBI's directors and executive officers is available in CCBI's proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on April 4, 2003, and information regarding Hawthorne's directors and executive officers is available in Hawthorne's proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on April 11, 2003. Additional information regarding the interests of such potential participants (including the addition of the three Hawthorne Board of Directors' members to the Board of Directors of CCBI following the merger) will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

P: Operator;;
C: Simone Lagomarsino;Hawthorne Financial Corp.;President, CEO
C: Stephen Gordon;Commercial Capital Bancorp;Chairman, CEO
C: David DePillo;Commercial Capital Bancorp;Vice Chairman, President, COO
C: Chris Hagerty;Commercial Capital Bancorp;Executive VP, CFO
C: Eileen Lyon;Hawthorne Financial Corp.;Sr. VP, General Counsel

+++ presentation

Operator: Good day, ladies and gentlemen, and welcome to the Hawthorne Financial [technical difficulty]. I apologize for the technical difficulty. Hold on for one moment, please. We are experiencing technical difficulty -- we will begin momentarily.

Good day, ladies and gentlemen, and welcome to the Hawthorne Financial Corp. 2003 earnings results and discussion of recently announced merger conference call. My name is Caitlin and I will be your coordinator today. At this time, all participants are in a listen only mode. We will facilitate a question-and-answer session at the end of today's conference. [Operator Instructions] As a reminder today's conference is being recorded. I would like to now turn the presentation to your host, Miss Simone Lagomarsino, President and CEO of Hawthorne Financial. Ma'am, please go ahead.

Simone Lagomarsino: Thank you for joining the Hawthorne Financial Corp. fourth-quarter conference call. My name is Simone Lagomarsino and I am the President and Chief Executive Officer of Hawthorne Financial Corporation and Hawthorne Savings FSB. With me today are David Rosenthal, our Executive Vice president, Chief Financial Officer, and Eileen Lyon, Senior Vice President and General Counsel. In light of the announcement we made Tuesday afternoon regarding the signing of a definitive agreement to merge with Commercial Capital Bancorp -- also with me are Stephen

Gordon, Chairman and CEO, David DePillo, Vice Chairman, President and Chief Operating Officer, and Chris Hagerty, Executive Vice President and Chief Financial Officer of Commercial Capital Bancorp, Inc., which is traded on NASDAQ under the ticker symbol CCBI.

Hopefully you've all had an opportunity to review the two press releases that were distributed after the market closed on Tuesday, Jan. 27. If you've not yet received a copy of these press releases you may do so now by visiting our website at www.HawthorneSavings.com. Click on Investor Relations and then News.

Additionally, yesterday, Commercial Capital and Hawthorne Financial Corp. participated in a joint conference call and videoconference multimedia presentation which is available at either Commercial Capital's website -- www.commercialcapital.com -- or Hawthorne's web site.

Before we begin to review the Hawthorne fourth-quarter results and the details of the transaction I should mention that comments made during this call may contain forward-looking statements based on plans, expectations, events or trends. Actual results could differ materially from those discussed on this call. The speakers on this call claim the protection of the Safe Harbor provisions contained in the Securities Litigation Reform Act of 1995.

Neither Commercial Capital Bancorp Inc. or Hawthorne Financial Corp. undertakes any obligation to publicly update or revise any forward looking statements, either as a result of new information, future events, or otherwise. For more complete discussions of the risks and uncertainties that may cause actual results to differ materially from expected results, we encourage you to refer to the earnings release, the Company's annual report on form 10-K for 2002 and our other SEC filings. A more detailed explanation of this matter will be read at the end of this call.

This morning we will briefly cover a few points from our fourth-quarter earnings release and then we will discuss the details of the recently announced transaction which I'm sure will be of interest to you after which, we will be happy to respond to any questions that you may have.

We reported net income for the fourth-quarter of $7.7 million or 61 cents per share, which represented a 30 percent increase over fourth-quarter 2002 results. Net income for 2003 totaled $28.5 million or $2.28 per diluted share, representing a 26 percent increase over 2002 net income and a 19 percent increase over 2002 EPS.

We recorded tax credits of about $900,000 or about 8 cents per share during the quarter. About half of the credits can be considered as part of core earnings since they reflect normal adjustments that are trued up every year.

In terms of performance measurements, Hawthorne's return on average equity for the fourth-quarter and the year were 17.17 percent and 16.62 percent and the return on tangible equity for the year was 19.35 percent. The ratio of general and administrative expense to average assets was reduced from 1.94 percent in 2002 to 1.64 in 2003, reflecting the continued improvement in our operating efficiency.

The efficiency ratio improved to 47.33 percent in 2003, but was slightly higher than our guidance, due mainly to the compression of our net interest margin. In all other respects, Hawthorne performed at levels in line with our previously announced guidance.

We are especially proud that we achieved record loan originations of $315 million in the fourth-quarter, which is about a 10 percent increase over our third-quarter originations. For the year 2003, loan originations totaled $1.1 billion, which was also a record year for the Company. Currently our loan pipeline remains strong at about $200 million.

In terms of our retail franchise noninterest checking accounts grew by 30 percent during 2003 and total transactions accounts grew by 13 percent. At year-end 2003 transaction accounts represented 41.8 percent of total deposits compared to 38 percent a year earlier. In addition, we increased our fee income on deposits by 32 percent compared to 2002. We continued to work diligently to lower the overall cost of funds in the branches throughout 2003, reducing the weighted average cost of deposits from 2.49 percent at year-end 2002 to 1.81 percent at year-end 2003.

I'm extremely proud of the success of our retail franchise and it is attributable to the dedication and commitment of our employees. During 2003, the bank received five complimentary letters about our service to every one complaint letter. This really illustrates the extreme service that our employees provide to our customers.

During the past four years, the outstanding team of employees at Hawthorne has truly achieved our goal of building a valuable franchise. Our success can be measured in many different ways. Core deposits have grown from 22.9 percent of total deposits at year end 1999 to 41.8 percent of deposits currently. Total deposits have grown from $1.1 billion to $1.7 billion during the same four-year period, reflecting a compounded annual growth rate of 12 percent. Hawthorne has earned the title of being the best bank in the South Bay in three of the last four years while developing an outstanding reputation for community involvement and commitment. In fact, Hawthorne has received numerous awards and acknowledgments from various organizations and municipalities.

Hawthorne's loan originations have grown from $700 million in 1999 to $1.1 billion, reflecting a compounded annual increase of about 12 percent. Nonperforming assets have been reduced from 3.14 percent of total assets in 1999 to 33 basis points at year end 2003. In practically all important measures including efficiency, return on assets, and return on equity the performance of the Company has improved year after year. However, efforts of our employees are reflected most significantly in the compounded annual growth in earnings per share over the past four years of 27 percent. Our focus has been to build value for our shareholders and we've been successful at accomplishing this, as demonstrated by our compounded annual growth in market value per share of 35 percent from 1999 through year-end. If we roll that forward through yesterday's closing price which reflects an increase due to the merger announcements, the compounded annual increase in the market value per share is approximately 42 percent.

In light of these significant accomplishments it's not surprising that we caught the eye of the fastest-growing and one of the top performing banks in the state -- Commercial Capital Bancorp. Since many of you listening today are Hawthorne shareholders, and you may not know about Commercial Capital, I'd like to ask Stephen Gordon and his team to provide us with an overview of CCBI and his vision for the future for the combined company. Then we will discuss in detail the terms of the transaction and the benefits of the transaction to the Hawthorne shareholders.

Stephen Gordon: Simone, thank you very much and I'd like to introduce myself - I am Stephen Gordon and also with me are David DePillo. David is Vice-Chairman, President and Chief Operating Officer of the company. As well as I have Chris Hagerty with me who is Executive Vice President and Chief Financial Officer. And I'd like to start out by saying Simone and I are extraordinarily excited as are our Board of Directors and Management and we very much look forward to the combination of these companies in the building of a very significant franchise that's headquartered in Southern California but doing business across the entire state of California.

For those of you on the call who are not familiar with Commercial Capital Bancorp I'd like to give you a little bit of an overview of the company and then we can go into some of the financial terms of the announced transaction -- announced merger of the companies.

First, Commercial Capital Bancorp -- which is a recently gone public company -- meaning we went public in December 2002, listed on NASDAQ and traded under the symbol or listed under the symbol of CCBI. It is an interesting company in that we have a uniquely focused business strategy, focusing on the financial needs of income property real estate investors, middle market businesses and high net worth individuals and professionals.

We have a very attractive client base in that the investor in income properties is generally a high net worth individual that has a tremendous amount of banking needs who actually is a business. The business of which happens to be the investment in income property real estate. We also focus on the liability side -- kind of in a bit of a bifurcated strategy in that from a business banking high net worth banking standpoint, we focus on the needs of the income property real estate investor, the 1031 exchange accommodator, the title and escrow companies, the businesses and business owners and high net worth private clients. In other words, all the businesses that we touch in the process of making loans as well as the consumer and high net worth depositor located throughout predominantly Southern California on the deposit side.

We've experienced over the years a very significant pure organic growth. That's also been complemented by some de novo branch expansion throughout Southern California and this has resulted in a company that today is $1.7 billion or just north of $1.7 billion in total assets. We have loans held for investment of just over 1 billion, deposits $646 million of which roughly 60 percent are transaction accounts and of those transaction accounts, roughly 20 percent of those are from small to midmarket businesses meaning excess liquidity, operating accounts, etc.

The company has equity of over $100 million and tangible equity of $89 million. This has resulted in the most recent quarter generating $6.2 million of net income, return on average equity of almost 25 percent return on equity which is a type of return on equity the company is accustomed to generating. Over the course of the year we've maintained generation of over 20 percent return on equity and we've always been indicating to the market that we should be able to generate consistently in the mid to high 20s returns on equity.

Return on assets have been consistently in the mid 1s and the 1.55 range. Net interest margin has consistently been in excess of 3.20 and I've been indicating to the market that we'd be generating somewhere between, let's call it, about a
3.20 to 3.40 kind of range of net interest margin. And we've consistently been a very efficient -- efficiently operated, efficiently structured organization, generating efficiency ratios now down in the mid 20s, 25.8 percent for the fourth quarter of the year, 30 percent was the efficiency ratio one year ago.

Core loan originations during the quarter were $275 million, for the year we originated in excess of $1.1 billion of loans.

What I'd like to do at this point is have David DePillo explain a little bit about what we do from the income property lending standpoint. And then I'm going to give you a bit of an overview of what the franchise looks like geographically.

David DePillo: Thank you, Stephen. Stephen mentioned that we're focused on the multifamily lending being predominantly in California and really what I would like to discuss today is, really, the attractiveness of the California multifamily market -- California is the largest multifamily market in the United States with over 2.5 million units. Los Angeles is the second largest with San Diego the third largest of percentage of renters, just behind New York City, so very, very large market.

Six of the top 10 performing markets in the United States are within California and predominantly Southern California. The market is truly supply constrained right now and has continued to be supply constrained due to lack of land, down zoning, and also major metropolitan areas have significant building restrictions and the other major constraint is a significant portion of the California market is rent control. The California market is truly dominated by small loans, multifamily market. In 2003, 35,000 loans were originated with an average size of about $667,000 so that it's actually smaller than, I believe, Hawthorne is averaging on their jumbo single family program right now.

We are the fourth-largest originator in California but the market is very bifurcated. The two of its largest originators account for 28 percent market share and then there's 900 other lenders accounting for 72 percent of the market. Our mission over time is to consolidate market share from the 900 other lenders in the state of California and expand our franchise consistently across the state.

From a performance metrics standpoint, looking at asset quality -- multifamily from an asset class has been the best performing asset class, bar none, for the last seven years. Multifamily nonaccruals nationwide are running about 19 basis points. Next best performing asset class -- single-family is running around 84 basis points. Looking at the Western region, it's running around 13 basis points, and currently CCBI has no nonaccrual loans and actually no delinquent multifamily loans over 30 days.

One of our charters has always been to be very, very conservative in our underwriting standards and looking at our average loan to value at origination based on our portfolio we're running as of the end of December around 69 percent loan to value with a debt service coverage ratio of around 1.3 to 1 on our multifamily loans, and that debt service coverage ratio is understated to the actual debt service coverage ratio based upon the interest rate is charged to the borrower.

We used an artificially high mortgage cost and qualify our loans so that 1.30 debt service coverage ratio is really above a 1.5 debt service coverage ratio. Similarly we do do some commercial real estate lending albeit accounts are about 10 percent or less of our production volume. The average loan to value there is about 65 percent with a debt service coverage ratio of about 1.35 to 1.

Stephen Gordon: What we see in terms of bringing these companies together and then we will kind of evolve this call into whatever direction Simone wants to take the call. Its really we're only here to kind of bounce ideas back and forth and see where this goes but Commercial Capital Bancorp, we feel, is the leading statewide lender within the income property realm, but we are a high-quality asset generator. It's resulted in CCBI being the fastest-growing bank in California, with very efficient deposit franchise that's in four counties in Southern California.

We are the fourth-largest originator of multifamily loans in California. We are amongst the most efficient operations in industry and we have a very strong and consistent culture of high-performance with a continuity of talent. What we've been able to do is grow total assets at about 103 percent annual growth rate. We've been experiencing quarter over quarter -- link quarters record loan originations. We've had -- as we've grown this -- we've been retaining most of our loans over the course of this whole last year and that's resulted in loans held for investment now reaching in excess of a billion with those predominantly being multifamily loans.

This has also resulted or been -- from a funding standpoint -- been resulting in total deposits growing in excess of 100 percent annual growth rate. And we've been maintaining very healthy capital ratios and for the fourth quarter generated in excess of $20 million of revenues, which was almost a 50 percent annual growth rate. Net interest income in the fourth quarter $12.4 million, and that would be at 97 percent annual growth rate. Noninterest income to total revenues -- we consistently have brought that percentage down, as we have sold fewer loans over the course of our history, whereas Hawthorne is very, very proficient at generating that noninterest income through fee income.

G&A to average assets under 1 percent. Efficiency ratio is in the 25's and net interest margins very healthy generating also very strong metrics in returns on assets, returns on equity, and earnings per share growth. What we see in Hawthorne is a phenomenal franchise in that it's the leading independent Southern California banking franchise that's been providing service for over 50 years to the communities in which it serves, predominantly those South Bay coastal regions.

It's been constantly a strong community-based retail deposit franchise which a lot of people talk about doing, but Hawthorne does extremely well and it's viewed extremely well by the outside community, as well as that client, that customer, that does business with Hawthorne and we also see at the same time a more diverse loan proficiency from the standpoint of focusing on single-family construction and income property. And also having an extremely strong middle level and front-line infrastructure -- and together we see this creating a franchise that is really positioned for much stronger growth in that it will have an extremely high quality funding source on the liability side and a real growth engine on the asset side in extremely high-quality assets. So with that said, back to Simone.

Simone Lagomarsino: Okay, and there are just a number of compelling reasons from a business and strategic discussion point that we would like to go through, but before we do that I think what might make sense is for us to talk a little bit about the financial terms of the transaction. So we will start there and, Stephen, do you want to maybe lead that?

Stephen Gordon: Sure. The transaction, the, acquisition, or merger that we announced jointly at the end of the day Tuesday and came across the screen at the end of the day Tuesday and Wednesday morning has been set at a fixed exchange ratio of 1.45 shares of Commercial Capital Bancorp stock for each share of Hawthorne stock. That implied -- or calculated into a purchase price per Hawthorne share of $37.92 per share based on January 27th's closing price -- so Tuesday evening's closing price. The aggregate purchase price of $493 million takes into account the common shares outstanding plus the options and warrants that I'm sure everybody is pretty aware of.

It's structured as a 100 percent stock transaction in a tax-free exchange and we anticipate the closing towards the middle of 2004 -- subject to regulatory and shareholder approval. There is a termination fee built into the transaction of $18 million that we will be able to go into more detail on. And we already went through an exhaustive amount of due diligence together on each other's companies and feel very comfortable with the process that we went through and the findings from those processes as well as learned a tremendous amount about one another's company from a personnel, systems, locations, infrastructure, talent, asset quality, standpoint, etc.

The ownership composition is on a pro forma basis -- Commercial Capital Bancorp with 56 percent of the outstanding shares, Hawthorne 44 percent of the shares and for a Board corporate governance standpoint, three Board members from Hawthorne will be joining the members of the Board of Commercial Capital Bancorp, bringing the total Board to 9 Board members, of which 6 will be outside independent directors. And the management team is going to be Commercial Capital Bancorp's management team.

Simone Lagomarsino: The transaction is marginally accretive to Hawthorne shareholders in the second half of 2004 and approximately 20 percent accretive in 2005. This assumes a 25 percent cost savings and it's also the result of the mark on the assets and liabilities -- the net accretion back through earnings in future years. I know a few of the shareholders I've talked to in the last day have inquired about this and so Chris Hagerty, the CFO of Commercial Capital is going to discuss this in a little bit greater detail.

Chris Hagerty: Thank you Simone. I'm referring to the numbers on page 13 of the presentation that we gave yesterday. Certainly would encourage anyone who's listening and hasn't looked at that, please look at that presentation and read all the disclosures associated with that. I am not going to read this word for word.

But I do want to point out a couple of more significant items that have been common questions. The first is included in goodwill and intangibles -- is the $22 million associated with core deposits, the value there based on 3 percent of the transaction accounts and, again, we assume that to be amortized straight line over ten years. The one that I'm sure has brought the most questions is the borrowings number of $58 million which is not all a mark. I do want to make sure to clarify that. $24 million of that really is to, in essence, pay for the transaction costs associated with the transaction, which we said is $24 million.

So the remaining $34 million is the mark on the Federal Home Loan Bank advances and I just want to point out that as you can see in the release, Hawthorne had close to $700 million of Federal Home Loan Bank advances. Much of that is fixed long-term advances and, in fact, if you look at Hawthorne's third-quarter 10-Q, you'll see that they had $417 million of advances with the original terms of 3, 5, 7 and 10 years, which is over 70 percent of what they had at that point in time. And so, what all we did is just take a look at those advances. Mark them to market, so to speak, and in accordance with purchase accounting, using current rates that we would be able to get on those borrowings and then amortize that over the remaining life of the borrowings. So I hope that provides some clarification.

The other marks are related to deposits and the CDs and, of course, the trust preferred, which are also pretty small numbers. But again I encourage you to look at page 13 of the presentation we gave yesterday and all the disclosures associated with that pro forma balance sheet.

Simone Lagomarsino: Thank you Chris. At the time of the announcement, the deal was represented at 16.6 times our 2003 diluted earnings per share. 15.6 times the 2004 First

Call estimate. And 14.1 times the 2005 First Call estimate. At the time of the announcement the transaction represented a 25 percent premium to Market, a 21 percent core deposit premium and a multiple to book value and tangible book value of 2.4 and 2.76.

The transaction is expected to close sometime in the summer of 2004 and is expected to be accretive to Hawthorne's estimated 2004 and 2005 earnings per share. We've outlined some of the financial aspects of the transaction and you've heard about the tremendous financial results achieved by CCBI. And, hopefully, you can hear the excitement that we share about the future of the combined companies. But there are numerous strategic and business aspects that make this truly a compelling combination and we would like to discuss that in a little bit greater detail and I'm going to let Stephen talk a little bit about what contributions CCBI would make. And then I'll talk about the contributions that Hawthorne will make to the combined transaction. And then we will talk about the Company at the end of the day, because in this situation truly 1 plus 1 equals 3.

We come out with just a very, very strong, diversified, well-balanced and positioned for growth company and it is truly exciting to look at the future of this Company. So Stephen.

Stephen Gordon: Thank you Simone. What we see coming together is the combined total loans of, roughly, about $3.2 billion. Just based on December 31 balance sheet. Total assets of roughly about $4.4 billion and at the same time, bringing total deposits to roughly about $2.4 billion and tangible equity of $250 million. We've got very strong loan origination capability together. In the last year the 2 companies -- roughly about $2.2 billion of total combined loan originations -- and becoming a leading statewide lender in all the major metropolitan markets across the state, with a more diversified and stronger capability for growth. We have, together, an extremely efficient operation with CCB being the operation that's got roughly around a 25 percent efficiency ratio and we've also got extremely strong asset quality with both balance sheets being very clean balance sheets. And within the Company we've got a very high-performance culture and continuity of talent, as I mentioned before but a lot of people say that, a lot of people say they have a talented group of people, a lot of people say they have phenomenal management teams but it's our belief that -- as we've really gotten to know each other's companies that we really have something unique here between the two companies. The franchise from a fill in standpoint becomes a statewide franchise from a lending perspective and a very, very strong Southern California based deposit franchise with the ability from the way we view Northern California is there is still also opportunity for de novo into Northern California and that is something we've been indicating to the market for a while -- that we'd probably be doing something up into Northern California as far as opening up a branch in Northern California in that roughly 40 percent of our lending is in Northern California so it's a logical expansion of the Company.

Simone Lagomarsino: We at Hawthorne were -- doing the due diligence and started to talk to the management at CCBI it was amazing to see just how well the two organizations fit together. Some of our major strengths, our strong community-based deposit franchise fit so well into CCBI and what their needs are and it gives the capability of the combined company this ability to really grow significantly.

We also have a real strong solid infrastructure at Hawthorne and in fact, as CCBI has grown, that is something that they will be able to use -- the infrastructure that's here at Hawthorne and leverage off of that in the future.

Our lending strength in single-family residential permanent, construction and the wholesale income property really helps -- will help diversify the balance sheet so that they'll still have the strength in multifamily lending, but also they'll have a solid, diversified loan portfolio.

So again, I mean we just -- as we started looking at the two companies together, it just really suggested such a compelling story for the future of the combined Company and the two companies really create a company that we feel will perform better than either of the companies would perform separately.

And so, we're really happy to be making this combination and looking to the future. You want to make any more comments before we go for questions?

Stephen Gordon: Yes. The resulting franchise -- day one -- coming together will be poised in Southern California with 19 banking offices and 11 lending offices across the state of California. And from an overview of this -- where we see this is that it's immediately accretive to both earnings per share as well as from a CCB standpoint to book value per share. It will be one of the few statewide banking franchises in California and it will be a strong banking franchise -- excuse me -- in Los Angeles County, Orange County, San Diego County and Riverside County with a very strong statewide lending presence led by being the third to fourth largest lender in the state of California on multifamily properties.

It's going to create a very diversified balance sheet that's going to be able to drive strong earnings growth while, at the same time, having a tremendous amount of value. And as far as upside potential, we view that as we've got great people with a tremendous amount of vision. We got a culture that is driven by a passion to achieve -- what many people kind of view as something that can't be done, but we all think that together we can do this. And we've been a great success story. And we feel like the whole story just got that much better in that the creating of very strong, very high-quality deposit franchise and funding capability can only support and increase the success of continued strong growth going forward.

We are going to have a very strong diversified loan niche with attractive rates and asset quality -- going to have a high-quality funding base, driven by a great deposit franchise as I was just saying and then a critical mass to compete throughout the entire state supported by a much larger capital base going forward.

Simone Lagomarsino: Hopefully, you can hear that there's a lot of excitement in this room about the combined Company and we know that some of you may have some questions so Caitlin, we'd like to go ahead and open it up for questions now.

+++ q-and-a

Operator: [Operator Instructions]

At this time Ma'am, it appears there are no questions.

Simone Lagomarsino: We thank everyone for participating. We do have some legal language that we are going to read into the record so with that, I'll let our general counsel -- Eileen Lyon -- take over.

Eileen Lyon: Thank you. Statements made by Hawthorne or CCBI's management in this conference call contain forward-looking statements regarding Hawthorne and CCBI and the proposed merger. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. The following factors among others could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward looking statements: The business of Hawthorne and CCBI may not be combined successfully or the combination may take longer or be more difficult, time-consuming or costly to accomplish than expected, the expected growth opportunities and cost savings in the merger may not be fully realized or may take longer to realize than expected, operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected, governmental approvals of the merger may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger, the stockholders of either Hawthorne or CCBI may fail to approve the merger, adverse governmental or regulatory policies -- not specific to the merger -- may be enacted, the interest rate environment may change so as to further compress margins and adversely effect net interest income. Hawthorne or CCBI may experience adverse changes to credit quality, competition from other financial services, companies, and Hawthorne and CCBI's market may increase. The concentration of Hawthorne and CCBI's operations in California may adversely affect results if the California economy or real estate market declines and the risk of an economic slowdown that would adversely affect credit quality and loan originations.

Hawthorne and CCBI undertake no obligation to revise or publicly release any revision or update to these forward looking statements to reflect events or circumstances that occur after the date on which such statements were made.

The proposed transaction will be submitted to Hawthorne and CCBI stockholders for their consideration. CCBI will file a registration statement, a proxy statement/prospectus and other relevant documents concerning this proposed transaction with the SEC. Stockholders are urged to read this registration statement and the proxy statement prospectus when it becomes available and any other relevant documents filed with the SEC as well as any amendments or supplements to those documents because they will contain important information. You will be able to obtain a copy of our proxy statement, prospectus as well as other filings containing information about Hawthorne and CCBI at the SEC's Internet web site.

In addition investors may obtain free copies of the documents filed with the SEC by CCBI by contacting investor relations, Commercial Capital Bancorp Inc., One Venture -- Third-floor, Irvine, California 92618 or by telephoning 949-585-7500 or by visiting CCBI's web site at www.commercialcapital.com or from Hawthorne by contacting Investor Relations, Hawthorne Financial Corp., 2381 Rosecrans Avenue, El Segundo, CA 90245 or by telephoning 310-725-5000 or by visiting Hawthorne's web site at www.HawthorneSavings.com.

Hawthorne, CCBI and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the merger. Information regarding Hawthorne's directors and executive officers is available in Hawthorne's proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on April 11th, 2003, and information regarding CCBI's directors and executive officers is available in CCBI's proxy statement for its 2003 annual meeting, which was filed with the SEC on April 4th, 2003. Additional information regarding the interest of these participants may be obtained by reading the proxy statement regarding the proposed transaction once it becomes available.

Simone Lagomarsino: Thank you, Eileen. On behalf of management, Board of Directors and all of our employees, we want to thank our shareholders for your continued interest and support and we hope you share our excitement about the combined transaction and we thank you for participating in this call. Caitlin, if you could go ahead and disconnect all other parties that might still be on the call and then come back. We want to talk to you for a minute.

Operator: Yes, I will transfer you to the sub-conference. Hold on for one moment.

Ladies and gentlemen, that does conclude your program for today. You may now disconnect.